EXHIBIT 99.3

CONSOLIDATED MERCANTILE INCORPORATED
106 Avenue Road, Toronto, Ontario, M5R 2H3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders of CONSOLIDATED MERCANTILE INCORPORATED (the "Corporation") will be held at the Courtyard by Marriott, 231 Carlingview Drive, Toronto, Canada on Thursday, May 1, 2008 at the hour of 9:00 a.m., Toronto City Time, for the following purposes:

1.	To receive the Corporation's 2007 Annual Report containing the consolidated financial statements for the year ended December 31, 2007 and the report of the auditors thereon;

2.             To elect Directors;

3.             To appoint Auditors;

4.	To authorize the Directors to fix the remuneration of the auditors; and

5.	To transact such further and other business as may properly come before the meeting or any adjournment or adjournments thereof.

DATED at Toronto, this 14th day of March, 2008.

BY ORDER OF THE BOARD OF DIRECTORS

“Signed”

Stan Abramowitz
Secretary

NOTES:

(1)
ONLY HOLDERS OF COMMON SHARES of the Corporation of record at the close of business on March 10, 2008 (the "Record Date") will be entitled to vote at the meeting except to the extent that a person has transferred any of his or her Common Shares of the Corporation after the record date and the transferee of such shares establishes proper ownership and requests not later than ten (10) days before the meeting that his or her name be included in the list of shareholders for the meeting, in which case the transferee is entitled to vote his or her shares at the meeting.

(2)
Holders of voting classes of shares of the Corporation who are unable to be present personally at the meeting are requested to sign and return, in the envelope provided for that purpose, the accompanying form of proxy for use at the meeting.